HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011

GREGORY J. SCHMITT DIRECT DIAL: (214) 468-3375 DIRECT FAX: (214) 740-7166 EMAIL: GSCHMITT@HUNTON.COM

December 9, 2011	File No: 70131-000133

United States Securities and Exchange Commission	VIA EDGAR
101 F Street, NE
Washington, DC 20549

Attention:     Ms. Sharon M. Blume, Assistant Chief Accountant

Re:	General Motors Financial Company, Inc.

    Amendment No. 1 to Registration Statement on Form S-4 (the “Registration

    Statement”)

    Filed November 1, 2011

    File No. 333-176784

Ladies and Gentlemen:

On behalf of General Motors Financial Company, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the letter of Ms. Sharon M. Blume, Assistant Chief Accountant, dated November 10, 2011 (the “Comment Letter”), regarding the Registration Statement referenced above. The Company is filing on EDGAR these responses concurrently with the filing of Amendment No. 2 to the Registration Statement (the “Amendment”). The Amendment incorporates changes responsive to the comments set forth in the Comment Letter. For your convenience, we have repeated each comment in italics prior to the response. All references to page numbers in our discussion below each heading are to the pages in the Amendment. The references to page numbers in the headings are to the Amendment No. 1 to the Registration Statement.

Form S-4/A filed November 1, 2011

Opportunity for Future Growth, page 5

1.	We note the response to comment 7 in our letter dated October 7, 2011. Please revise the prospectus to include the breakdown you provided in response to the comment.

United States Securities and Exchange Commission

December 9, 2011

Company Response:

The disclosure in the Amendment has been revised on page 5 to include the breakdown of active dealer agreements between GM and non-GM dealerships.

Withdrawal, page 10

2.	We note the response to comment 8 in our letter dated October 7, 2011. Please revise the disclosure in the fourth paragraph of page 11 of the letter of transmittal in a manner consistent with our previous comment.

Company Response:

The fourth paragraph of page 11 of the letter of transmittal has been revised to state that old notes not accepted for exchange will be returned “promptly”.

Financing, page 41

3.	We note the response to comment 11 in our letter dated October 7, 2011. In particular, we note the representation that historical repurchases of loans due to a breach of a representation or warranty have been immaterial. Please revise to include this representation in the prospectus.

Company Response:

The disclosure in the Amendment has been revised on page 42 to include the representation that the historical repurchases of loans due to a breach of a representation or warranty have been immaterial.

Credit Quality, page 59

4.	We note your response to comment 13 in our October 7, 2011 letter. Please confirm that the amounts reported in your Delinquency and Charge-offs disclosure are the recorded investment in your finance receivables. If they are not, please revise to disclose the amount of the recorded investment in finance receivables in your disclosures here and throughout the filing and revise the discussion of the disclosures accordingly.

Company Response:

The Company supplementally advises the Staff that the amounts recorded in the delinquency disclosure are the contractual amount due on the receivables rather than the recorded investment. The disclosure in the Amendment has been revised on page 62 to reflect the fact that the table is based on the contractual amount due not the recorded investment Additionally, the Amendment has been further revised to include a second table that is based on the recorded investment. The Company supplementally advises the Staff that the amounts reported in the charge-off disclosure, which includes both the pre-and post-acquisition portfolio, are the recorded investment.

United States Securities and Exchange Commission

December 9, 2011

Deferrals, page 60

5.	We note your response to comment 14 in our October 7, 2011 letter. Please revise here and in your interim financial statements to disclose your accounting policies related to TDR’s after implementing the guidance in ASU 2011-02. Please clarify whether you believe an account with two deferrals is considered a TDR with impairment measured individually or whether an account is classified as a TDR after more than two deferrals.

Company Response:

The Company supplementally advises the Staff that it believes that under ASU 2011-02 an account that has received two or more deferrals would be considered significantly delayed and therefore meet the definition of a concession. Additionally, the Company supplementally advises the Staff that the majority of the Company’s deferrals defer two months worth of payments. The Company has concluded that a loan currently in payment default as the result of being delinquent would represent a debtor experiencing financial difficulties and therefore the deferments would be considered troubled debt restructurings. The Company supplementally advises the Staff that it added in its September 30, 2011 Form 10-Q and in the Amendment on page 64, the disclosure of its accounting policy related to troubled debt restructurings.

Quantitative and Qualitative Disclosures About Market Risk, page 80

6.	We note the response to comment 17 in our letter dated October 7, 2011. In particular, we note the representation that there have been no material changes in interest rate-sensitive financial instruments since December 31, 2010. Please revise to include this representation in the prospectus.

United States Securities and Exchange Commission

December 9, 2011

Company Response:

The disclosure in the Amendment has been revised on page 84 to include the representation that there have been no material changes in interest-rate sensitive financial instruments since December 31, 2010.

December 31, 2010 Financial Statements

Note 1. Summary of Significant Accounting Policies

Finance Receivables, Non-Accretable Discount ..., page F-10

7.	You disclose that a portion of the fair value adjustment on the finance receivables is included as an accretable yield. Please revise your explanation of the accretable yield to more accurately characterize its nature. For example, explain that the accretable yield is the excess of the finance receivables cash flows expected to be collected over your initial investment (fair value) in the finance receivables and that due to the fact that you estimated the fair value to be greater than the principal balance, the yield recognized in the future will be lower than the contractual interest paid on the receivables. Please ensure that your characterization of the accretable yield and its impact on finance income is properly discussed in all SEC filings and communications with investors.

Company Response:

The disclosure in the Amendment has been revised beginning on page F-10 to more accurately characterize the nature of the accretable yield. The Company supplementally advises the Staff that the estimated fair value of the receivables at the acquisition date was less than the principal balance. In the future, the Company will ensure that the characterization of the accretable yield and its impact on finance charge income is properly discussed in all SEC filings and communications with investors.

Revenue Recognition – Finance Charge Income, page F-14

8.	We note your response to comment 23 in our October 7, 2011 letter. Please provide us with historic default and loss given default statistics for finance receivables in chapter 7 bankruptcy and explain to us why you do not charge-off these receivables when you are notified that they have filed for Chapter 7 bankruptcy. In addition, tell us if these loans are fully reserved for. If you do not immediately charge-off these loans when fully reserved for, please explain how and when you would typically charge them off and explain supportive triggering events in this regard.

United States Securities and Exchange Commission

December 9, 2011

Company Response:

The Company supplementally advises the Staff that for Chapter 7 bankrupt accounts the Company follows its stated charge off policy of 120 days or when an account is deemed uncollectible. The Company supplementally advises the Staff that when a debtor files for Chapter 7 bankruptcy protection there are four possible outcomes:

1)	The debtor surrenders the vehicle and the debt is discharged;

2)	The debtor reaffirms the debt and the debt is not discharged;

3)	The court discharges the debt, however, the debtor continues to make the contractual payments due in order to continue to keep the vehicle. If the debtor ceases making payments per their original contract, the collateral may be repossessed and the account charged off; or

4)	The debtor can buy the collateral for the value of the vehicle.

The possible outcomes above can all lead to a different potential reserve. The Company supplementally advises the Staff that it’s pre-acquisition loan portfolio is accounted for under 310-30 and is therefore not in scope under ASC 310-40-15-6. For the post-acquisition portfolio, the accounts are part of the large pool of smaller balance homogeneous accounts that are part of the Company’s loan loss allowance analysis. Chapter 7 bankrupt accounts are considered and reserved for in the Company’s allowance for loan loss analysis. The Company supplementally advises the Staff that the gross charge off rate as a percentage of filing dollars was 35% for accounts that filed Chapter 7 bankruptcy during calendar year 2010.

9.	We note your response to comment 23 in our October 7, 2011 letter.

a.	Please revise to classify all finance receivables which for economic or legal reasons related to the debtor’s financial difficulties have been granted a concession that you would not otherwise consider as troubled debt restructurings, measure impairment for these finance receivables individually and update your accounting policies appropriately. It appears that at a minimum, accounts in Chapter 13 bankruptcy would meet these criteria.

b.	To the extent that you do not classify accounts as TDR’s and measure impairment individually due to immateriality:

•	Please confirm that these uncorrected misstatements are or will be communicated to the audit committee in accordance with AU Section 380.

United States Securities and Exchange Commission

December 9, 2011

•

Please confirm that bankrupt accounts are not or will not be aggregated with other loans in measuring impairment based on ASC 450-20. If bankrupt loans are or will be aggregated with non-bankrupt accounts, please explain to us how they share common risk characteristics.

Company Response:

a.	The Company supplementally advises the Staff that an account in Chapter 13 bankruptcy status can be restructured by the Bankruptcy court in two ways, principal cram-down or interest rate cram-down; however, not all accounts that file for Chapter 13 protection will receive a principal or interest rate cram-down. The Company has determined that a principal or interest rate cram-down would represent a concession to the debtor and thus be classified as a troubled debt restructuring. An account can receive an interest rate cram-down ordered by the Bankruptcy court at any time after the consumer files for bankruptcy. In order for an account to be eligible for a principal cram-down the loan funding has to have occurred at least 910 days prior to the filing of the bankruptcy. Therefore, at September 30, 2011, no account in the post-acquisition portfolio had received a principal cram-down. As of September 30, 2011, approximately $5 million of the post-acquisition Chapter 13 accounts had received an interest rate cram-down ordered by the Bankruptcy court. The Company supplementally advises the Staff that disclosure was added in its September 30, 2011 Form 10-Q and was revised on page F-65 in the Amendment to include the fact that accounts in Chapter 13 “could” be considered a troubled debt restructuring. All accounts in the pre-acquisition portfolio are accounted for in pools under ASC 310-30. As such, they are outside of the scope of troubled debt restructuring guidance per ASC 310-40-15-11d.

b.	The Company supplementally advises the Staff that as of September 30, 2011 the passed disclosure of the $5 million of post-acquisition Chapter 13 accounts was reported to our Board of Directors. The Company does not have an audit committee due to the fact that is 100% owned by General Motors Company. The $5 million passed disclosure is considered de minimus for reporting to the parent company audit committee. The Company supplementally advises the Staff once these amounts become material, it will not aggregate bankrupt accounts that meet the criteria of a troubled debt restructuring with other loans when measuring impairment and amounts will be separately disclosed.

10.	For loans accounted for under ASC 310-30, please revise to clearly disclose your policy for determining the specific carrying amount of loans removed from a pool.

United States Securities and Exchange Commission

December 9, 2011

Company Response:

The disclosure in the Amendment has been revised beginning on page F-10 to disclose when loans can be removed from a pool and the policy for determining the specific carrying amount of loans removed from a pool.

Note 2. Financial Statement Effects of the Merger, page F-15

11.	We note your response to comment 26 in our October 7, 2011 letter. After considering your response and the magnitude of the merger on your financial results, we believe additional detailed disclosure is required to enable users of your financial statements to evaluate the nature and financial effect of the merger. Please revise to present in a tabular format, the carrying amount of each balance sheet line item prior to the merger, the adjustment recorded during purchase accounting and the carrying amount of each balance sheet line item immediately after the merger. Also discuss the underlying reasons you estimated that the fair value of the receivables portfolio was greater than the carrying amount.

Company Response:

The disclosure in the Amendment has been revised on page F-17 to present in a tabular format, the carrying amount of each balance sheet line item prior to the merger, the adjustment recorded during purchase accounting and the carrying amount of each balance sheet line item immediately after the merger. The Company supplementally advises the Staff that the estimated fair value of the receivables portfolio was less than the carrying amount which was at least in part due to a deterioration in credit quality since the origination of the loans.

12.	We note your response to comment 26 in our October 7, 2011 letter in which you state you were unable to specifically determine the individual loans for which it was probable that you would not collect all contractual principal and interest amounts due.

a.	Please explain to us in detail why you were unable to make this assessment. Specifically explain how management of the acquired company monitored the credit quality of the loan portfolio and why you were unable to use related credit quality reports.

b.	Please explain to us how you were able to estimate cash flows expected to be collected but were unable to make this assessment.

United States Securities and Exchange Commission

December 9, 2011

c.	Please explain to us how you assessed the impact of not complying with the guidance in ASC 310-30 on your financial results.

Company Response:

a.	and b. The Company supplementally advises the Staff that it is unable to make this assessment based on the number of small balance homogeneous loans in its portfolio. The Company supplementally advises the Staff that as of October 1, 2010, it had 770,000 loans with an average balance of $11,300. As is consistent in the industry, management of the acquired company (which stayed the same as current management) monitors credit quality using forecasting tools such as roll rate and vintage models. While these models do not forecast specifically which loans are probable for loss they forecast how the portfolio is expected to perform including items such as payments, delinquencies and losses, at the portfolio level. Using these models enables the Company to forecast expected cash flows for the portfolio.

c.	The Company supplementally advises the Staff that it believes it complied with the guidance in ASC 310-30 based on reliance on the December 18, 2009 AICPA letter which can be applied to loans acquired with a fair value lower than the principal amount due if the decline in fair value is attributable at least in part due to a deterioration in credit quality since the origination of the loans.

13.	We note your disclosure on page F-16 that the results of the purchase price allocation included an increase in the total carrying value of net finance receivables. We also note your response to comment 26.d. in which you indicate that you recognize the accretable yield over the remaining life of the receivables using expected cash flows.

a.	Please tell us the guidance that you rely on to recognize the accretable yield using expected cash flows. If you are relying on the December 18, 2009 AICPA letter, please tell us how you considered whether this guidance is appropriate to use considering that the guidance relates to loans acquired with a fair value that is lower than the principal amount due and considering that your loans were acquired with a fair value higher than the principal amounts due.

b.	Please tell us the impact on your financial results for the periods presented if you had recognized the accretable yield using contractual cash flows.

Company Response:

a.	The Company supplementally advises the Staff that it relied on the December 18, 2009 AICPA letter. The Company supplementally advises the Staff that the fair value of the loans acquired was lower than the principal amount due with the decline attributable at least in part to a deterioration in credit quality since the origination of the loans as the acquired portfolio had approximately $1 billion of estimated losses at the acquisition date.

United States Securities and Exchange Commission

December 9, 2011

b.	As discussed in the December 18, 2009 AICPA letter, the Company believes that it is acceptable for the Company to apply that guidance and adopt a policy to recognize the accretable yield using expected cash flows.

14.	We note your response to comment 26.b. in our October 7, 2011 letter where you state that as a matter of accounting policy, the company has applied ASC 310-30 to its acquired loans which were one large pool of smaller balance homogeneous loans.

a.	Please explain to us in detail how you concluded that all acquired loans had similar credit risk at the merger date in order to pool them together. Refer to ASC 310-30- 15-6 for guidance.

b.	Tell us how you considered whether delinquent accounts had similar credit risk to non-delinquent accounts.

c.	Tell us how you concluded that bankrupt accounts had similar credit risk at the merger date as compared to non-bankrupt accounts.

d.	Please tell us the specific criteria you used to form the pool.

e.	Please tell us the guidance that you rely on to pool credit impaired loans with noncredit impaired loans for ASC 310-30 accounting.

Company Response:

a.	The Company supplementally advises the Staff that it evaluated the common risk characteristics of the portfolio and split it into three pools – the core sub-prime portfolio with a principal balance of $7.7 billion, a prime portfolio with a principal balance of $0.5 billion (which was comprised of a portfolio of specialized auto finance products, including extended term financing and higher loan-to-value advances to consumers with prime credit bureau scores) and a near-prime portfolio with a principal balance of $0.5 billion (which was comprised of loans to consumers with near-prime credit bureau scores). The Company further advises the Staff that the platforms under which the prime and near-prime loans were originated were discontinued in 2008. As it relates to the core sub-prime portfolio, the Company supplementally advises the Staff that the following common risk characteristics were assessed.

United States Securities and Exchange Commission

December 9, 2011

Financial Asset Type

Finance receivables consist solely of “auto finance contracts for new and used vehicles purchased by consumers from franchised and select independent automobile dealerships.” Based upon all the receivables consisting of the same type of loan, there would be one pool based upon loan type.

Collateral Type

Finance receivables “are collateralized by vehicle titles and the Company has the right to repossess the vehicle in the event the consumer defaults on the payment terms of the contract.” Based upon all the receivables being collateralized in the same manner (i.e. with a vehicle), there would be one pool based upon collateral type.

Size

The average loan size at October 1, 2010 was $11,300 and generally ranged from $5,000 to $30,000 on the post-acquisition portfolio. Based upon the close range of loan sizes, one pool appears reasonable.

Origination and Term

Finance receivables are all originated using the same credit underwriting process through a network of dealers. The Company finances later model, low mileage used vehicles and moderately priced new vehicles. Of the contracts purchased during fiscal 2010, approximately 94% were originated by manufacturer franchised dealers and 6% by select independent dealers; further, approximately 77% were used vehicles and 23% were new vehicles. The Company purchased contracts from 10,756 dealers during fiscal 2010. No dealer location accounted for more than 1% of the total volume of contracts purchased.

The Company analyzes and tracks these loans by month of origination (vintage). Remaining terms of the loans are generally between two to six years. Credit performance of the loans does not materially vary between loans with new or used collateral or based on the term of the loan. With respect to the consistent way loans are originated and the narrow range of loan term, one pool based on origination and term appears reasonable.

Geographical Location

Credit performance across states does not vary significantly and recovery values realized are consistent. As a result, the portfolio does not contain a significant cluster of geographic-related loans that would possess specific credit risk.

United States Securities and Exchange Commission

December 9, 2011

Credit Risk

The Company utilizes a proprietary credit scoring system to support the credit approval process. The credit scoring system was developed through statistical analysis of consumer demographics and portfolio databases. Substantially all the acquired portfolio had custom credit scores ranging from 215 to 265 and FICO scores ranging 520 from          to 660.

Additionally, the expected loss curves by vintage for the portfolio show that there is little variability. The vintages experience an acceleration of charge-offs during their first year, considerable charge-offs during the few years following, and a decline in charge-offs throughout the remainder of the loan term.

Given the close range of credit rankings and the expected credit losses by vintage closely mirroring each other, the usage of one loan pool for the portfolio based upon credit risk appears reasonable.

In addition to credit risk characteristics, the Company has historically evaluated and treated the portfolio as a single homogeneous loan pool as supported by the following factors:

Unbiased Selection of Loans for Securitization

The Company currently utilizes one program to securitize finance receivables: the AmeriCredit Automobile Receivables Trust (“AMCAR”) which primarily includes sub-prime automobile loans. The Company securitizes finance receivables without prejudice to any credit risk characteristics.

The current outstanding AMCAR securitizations consist of loan receivables with similar average credit scores which supports the assertion that these loans have similar credit risk characteristics as presented in the graphs below:

United States Securities and Exchange Commission

December 9, 2011

Servicing Agreement

The Company services all loan contracts that it purchases or originates, with the exception of certain functions that are performed by the Company’s affiliates. The servicer’s activities that are performed consist primarily of collecting and processing customer payments, responding to customer inquiries, initiating contact with customers who are delinquent in payment of an installment, maintaining the security interests in the financed vehicles and arranging for the repossession of the financed vehicles, liquidation of collateral and pursuit of deficiencies when necessary.

The Company provides these services to all loans and without prejudice to any single or group of loan characteristics or initial assessment of credit risk to further bifurcate the loans from the pool. Thus, all loans for which the Company is the financial beneficiary and all loans that are serviced by it on behalf of a third-party beneficiary and as a part of securitizations are provided the same service package and would support the concept of a single loan pool.

Allowance for Credit Bands

Loan loss amounts are charged to income to adjust the loan allowance for the loan portfolio in its entirety.

The assumptions are used to calculate a single provision and single allowance on the loan portfolio and the population is not split into credit bands or other categories, which supports the concept of a single loan pool.

Conclusion

Per the analysis discussed above the core sub-prime portfolio consists of loans with the same financial asset type, the same collateral type, similar size, similar interest rates, the same origination and underwriting terms, an even and unbiased distribution of geographical locations, and consistent credit risk scores. These characteristic assertions are further supported by the historical use and treatment of the aggregate portfolio, such as unbiased selection of loans for inclusion in securitizations, utilization of a similar servicing agreement for all loans, and calculation of the loan loss allowance at the aggregate portfolio level.

b.	The Company supplementally advises the Staff that due to its target customer base a relatively high percentage of accounts become delinquent at some point in the life of an account and there is a high rate of movement between current and delinquent status in the portfolio. The Company primarily looks to ultimate credit loss, rather than delinquency status in assessing credit risk. Please see the discussion above as to why the Company determined the core sub-prime portfolio to be one pool based on credit risk.

United States Securities and Exchange Commission

December 9, 2011

c.	The Company supplementally advises the Staff that loans in bankruptcy, as discussed in comments 8 and 9 above, can have multiple outcomes. For the analysis of credit risk the Company assumed all loans in the core sub-prime portfolio were of the same credit risk similar to the Company’s allowance for loan loss analysis.

d.	Please see response to (a) above for the criteria used to form the three pools.

e.	The Company supplementally advises the Staff that it did not pool credit impaired loans with non-credit impaired loans for ASC 310-30 accounting.

15.	We note your revised disclosure in response to comment 27.c. in our October 7, 2011 letter.

a.	Please tell us why the non-accretable difference of $1,005,388 does not agree with the amount reported in the non-accretable difference rollforward in Note 5 of $967,923 and revise as appropriate.

b.	Please tell us why the accretable yield of $1,436,012 does not agree with the amount reported in the accretable yield rollforward in Note 5 of $500,648 and revise as appropriate.

Company Response:

a.	The disclosure in the Amendment has been revised on page F-20 to remove the current reference to non-accretable difference.

b.	The disclosure in the Amendment has been revised on page F-20. The Company supplementally advises the Staff that the accretable yield as stated currently was a “fair value” adjustment. The disclosure has been revised to properly reflect the accretable yield.

Note 5. Finance Receivables, page F-18

16.	We note your response to comment 27.a. in our October 7, 2011 letter. Please tell us where you disclose the outstanding balance and related carrying amount at the beginning and end of each period presented in your filing for loans accounted for under ASC 310- 30 or revise to disclose this information. Refer to ASC 310-30-50-2.a.1. and ASC 310- 30-50-3 for guidance.

United States Securities and Exchange Commission

December 9, 2011

Company Response:

The disclosure in the Amendment has been revised on page F-19 to disclose the outstanding balance and related carrying amount at the beginning and end of each period presented for loans accounted for under ASC 310-30.

17.	We note your response to comment 28 in our October 7, 2011 letter. Please explain to us how your reconciliation of post-acquisition finance receivables recorded at December 31, 2010 (first table in Note 5) is relevant. It appears the reconciliation begins with a discounted amount representing the acquired entity’s basis in finance receivables, adds/subtracts undiscounted amounts (non-accretable discount and accretable yield) that are not recorded on your balance sheet and ends with a discounted amount. Additionally, the reconciliation is confusing since the guidance in ASC 310-30-45-1 indicates that the amount of accretable yield should not be displayed in the balance sheet, however the reconciliation makes it appear that the accretable yield is included in the amount recorded on the balance sheet. Alternatively, please revise to delete this disclosure.

Company Response:

The disclosure in the Amendment has been revised on page F-19 to better delineate the pre-acquisition portfolio and the post-acquisition portfolio. Additionally, the terminology utilized has been revised to better reflect the nature of the accounts.

18.	Please revise to disclose the amount of any unearned income, any unamortized premiums and discounts, and any net unamortized deferred fees and costs. We note you receive upfront cash subvention payments from GM. Refer to ASC 310-10-50-4 for guidance.

Company Response:

The disclosure in the Amendment has been revised on page F-19 to reflect that the balances are net of fees. The Company supplementally advises the Staff that net amount of the unearned income, unamortized deferred fees and costs represent between 0.9% and 1.3% of the post-acquisition portfolio and are immaterial to the receivable balance. As the balance of these amounts become material the Company will provide these amounts in future filings.

The Company supplementally provides the amounts to the Staff:

United States Securities and Exchange Commission

December 9, 2011

(in thousands)	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011
Manufacturer and dealer subvention	$(16,248)	$(33,265)	$(66,508)	$(103,421)
Unamortized deferred costs	5,478	11,445	17,815	23,424
Net dealer deferred fees	6,873	14,603	27,288	41,492
Assignment fees	(4,336)	(9,286)	(14,229)	(18,424)

Total	$(8,233)	$(16,503)	$(35,634)	$(56,939)

Interim Financial Statements

Note 1. Summary of Significant Accounting Policies – Related Party Transactions, page F-63

19.	Please revise to disclose the amount of subvention payments received from GM for each period presented.

Company Response:

The disclosure in the Amendment has been revised on page F-64 to disclose the amount of subvention payments received from GM for each period presented.

Note 3. Finance Receivables, page F-64

20.

We note your response to comment 33 in our October 7, 2011 letter. Please explain to us why the transfer of non-accretable difference to accretable yield during the quarter ended June 30, 2011 decreased your accretable yield. Also, revise or explain why you disclose that the transfer resulted in an offset to the accretable yield. We also note your discussion in your 3rd quarter earnings call that your accretable yield was reduced to reflect the better than forecasted credit performance of the pre-acquisition loan portfolio. Please explain to us why you decreased accretable yield due to an apparent increase in expected cash flows previously expected to be collected. Explain how you considered the guidance in 310-30-35-10 and 11.

Company Response:

The disclosure in the Amendment has been revised on page F-67 to disclose that the transfer resulted in an increase in accretable yield as a result of a significant increase in cash flows expected to be collected as outlined in ASC 310-30-35-10. Additionally, the terminology utilized in the Amendment has been revised to better reflect the nature of the accounts.

United States Securities and Exchange Commission

December 9, 2011

Note 5. Securitizations, page F-67

21.	We note your response to comment 34 in our October 7, 2011 letter. Please reconcile for us the “Distributions from Trusts” amount of $434 million for the six months ended June 30, 2011 to the “Payments on Securitization Notes Payables” amount of $1,955 million disclosed in the statement of cash flows.

Company Response:

The Company supplementally advises the Staff that distributions from Trusts primarily represents the excess cash flows on securitization Trusts resulting from the collection of principal and interest on loans and the payment of principal and interest on the securitization notes payable. The Company has revised the disclosure in the Amendment on page F-69 to clarify that the Distributions from Trusts are disclosed as a net number.

Exhibit 99.1

22.	Please delete the language in the letter of transmittal requiring the holder to acknowledge or certify that he/she has “read,” “reviewed,” or “understands” all of the terms of the exchange offer.

Company Response:

The letter of transmittal requiring the holder to acknowledge or certify that he/she has “read,” “reviewed,” or “understands” all of the terms of the exchange offer has been deleted.

Thank you for your consideration. Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or the Amendment or if we can be of service in facilitating your review.

Sincerely,

/s/ Gregory J. Schmitt

Gregory J. Schmitt

cc:	J. Michael May, Esq.

L. Steven Leshin, Esq.

Douglas M. Berman, Esq.